UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd.,

Suite 200, Ville St. Laurent, Quebec,

Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

June 30, 2016

Unaudited Interim Condensed Consolidated Financial Statements
Consolidated Earnings	4
Consolidated Comprehensive Income	5
Consolidated Changes in Shareholders’ Equity	6 to 7
Consolidated Cash Flows	8
Consolidated Balance Sheets	9
Notes to Interim Condensed Consolidated Financial Statements	10 to 20

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue	201,517	196,586	392,333	385,595
Cost of sales	149,715	154,178	299,435	306,172

Gross profit	51,802	42,408	92,898	79,423

Selling, general and administrative expenses	26,282	22,253	49,666	40,380
Research expenses	2,734	2,141	5,276	4,207

	29,016	24,394	54,942	44,587

Operating profit before manufacturing facility closures, restructuring and other related charges	22,786	18,014	37,956	34,836

Manufacturing facility closures, restructuring and other related charges (Note 4)	2,090	142	3,823	802

Operating profit	20,696	17,872	34,133	34,034

Finance costs (income) (Note 3)
Interest	1,022	982	2,004	1,598
Other expense (income), net	411	395	320	(246)

	1,433	1,377	2,324	1,352

Earnings before income tax expense	19,263	16,495	31,809	32,682
Income tax expense (Note 5)
Current	3,197	1,249	5,273	2,312
Deferred	2,408	3,498	3,348	6,844

	5,605	4,747	8,621	9,156

Net earnings	13,658	11,748	23,188	23,526

Earnings per share (Note 6)
Basic	0.23	0.20	0.40	0.39
Diluted	0.22	0.19	0.38	0.38

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	13,658	11,748	23,188	23,526

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the change in the deferred income tax benefit of $126 and $621 for the three and six months ended June 30, 2016, respectively, and change in the deferred income tax expense of $105 and income tax benefit of $102 for the three and six months ended June 30, 2015, respectively).	(205)	172	(1,013)	(166)
Change in cumulative translation adjustments	(601)	2,117	4,081	(5,403)

Items that will be subsequently reclassified to net earnings	(806)	2,289	3,068	(5,569)

Comprehensive income for the period	12,852	14,037	26,256	17,957

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2015

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 6)	152,500	404						404
Excess tax benefit on exercised stock options		689	(689)					—
Excess tax benefit on outstanding stock awards			(606)					(606)
Stock-based compensation expense (Note 6)			1,871					1,871
Stock-based compensation expense credited to capital on options exercised (Note 6)		182	(182)					—
Deferred Share Units settlement, net of required minimum tax withholding (Note 6)	6,397	65	(218)					(153)
Repurchases of common shares (Note 6)	(967,088)	(8,302)					(5,177)	(13,479)
Dividends on common shares (Note 6)							(14,381)	(14,381)

	(808,191)	(6,962)	176				(19,558)	(26,344)

Net earnings							23,526	23,526

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of the change in deferred income tax benefit of $207) (Note 7)					(166)	(166)		(166)
Change in cumulative translation adjustments				(5,403)		(5,403)		(5,403)

				(5,403)	(166)	(5,569)		(5,569)

Comprehensive income for the period				(5,403)	(166)	(5,569)	23,526	17,957

Balance as of June 30, 2015	59,627,635	350,878	24,669	(13,516)	(166)	(13,682)	(142,752)	219,113

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Six months ended June 30, 2016

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

Transactions with owners
Exercise of stock options (Note 6)	82,500	478						478
Excess tax benefit on exercised stock options		99	(99)					—
Excess tax benefit on outstanding stock awards			1,739					1,739
Stock-based compensation expense (Note 6)			2,528					2,528
Stock-based compensation expense credited to capital on options exercised (Note 6)		154	(154)					—
Repurchases of common shares (Note 6)	147,200	(862)					(835)	(1,697)
Dividends on common shares (Note 6)							(15,221)	(15,221)

	229,700	(131)	4,014				(16,056)	(12,173)

Net earnings							23,188	23,188

Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of change in deferred income tax benefit of $621) (Note 7)					(1,013)	(1,013)		(1,013)
Change in cumulative translation adjustments				4,081		4,081		4,081

				4,081	(1,013)	3,068		3,068

Comprehensive income for the period				4,081	(1,013)	3,068	23,188	26,256

Balance as of June 30, 2016	58,897,235	347,194	27,312	(16,326)	(1,285)	(17,611)	(126,084)	230,811

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	13,658	11,748	23,188	23,526
Adjustments to net earnings
Depreciation and amortization	7,397	6,939	14,632	13,673
Income tax expense	5,605	4,747	8,621	9,156
Interest expense	1,022	982	2,004	1,598
Non-cash charges (recoveries) in connection with manufacturing
facility closures, restructuring and other related charges	787	(137)	1,315	(100)
Stock-based compensation expense	2,542	2,146	4,136	2,127
Pension and other post-retirement benefits expense	703	563	1,410	1,163
Loss (gain) on foreign exchange	168	194	(160)	(667)
Impairment of assets	135	—	163	—
Other adjustments for non cash items	190	54	284	229
Income taxes paid, net	(1,965)	(2,955)	(2,164)	(3,065)
Contributions to defined benefit plans	(510)	(602)	(688)	(1,201)

Cash flows from operating activities before changes in working capital items	29,732	23,679	52,741	46,439

Changes in working capital items
Trade receivables	(2,515)	1,779	(9,056)	(3,507)
Inventories	360	2,341	(10,332)	(11,479)
Parts and supplies	(73)	(520)	(537)	(805)
Other current assets	(1,143)	(773)	1,313	2,134
Accounts payable and accrued liabilities	(1,986)	384	(11,100)	(5,414)
Provisions	8	(1,157)	30	(752)

	(5,349)	2,054	(29,682)	(19,823)

Cash flows from operating activities	24,383	25,733	23,059	26,616

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	—	(15,333)	—	(15,333)
Purchases of property, plant and equipment	(13,810)	(6,165)	(23,304)	(15,148)
Other investing activities	5	231	(45)	198

Cash flows from investing activities	(13,805)	(21,267)	(23,349)	(30,283)

FINANCING ACTIVITIES
Proceeds from long-term debt	24,668	33,759	89,303	132,598
Repayment of long-term debt	(28,226)	(30,397)	(75,589)	(91,664)
Interest paid	(1,408)	(996)	(2,223)	(1,620)
Proceeds from exercise of stock options	363	367	478	404
Repurchases of common shares	—	(9,609)	(1,697)	(13,532)
Dividends paid	(7,574)	(7,154)	(15,083)	(14,457)
Other financing activities	—	(1)	—	(28)

Cash flows from financing activities	(12,177)	(14,031)	(4,811)	11,701

Net (decrease) increase in cash	(1,599)	(9,565)	(5,101)	8,034
Effect of foreign exchange differences on cash	349	545	509	(1,113)
Cash, beginning of period	14,273	24,283	17,615	8,342

Cash, end of period	13,023	15,263	13,023	15,263

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30, 2016 (Unaudited)	December 31, 2015 (Audited)
	$	$
ASSETS
Current assets
Cash	13,023	17,615
Trade receivables	88,025	78,517
Inventories	111,152	100,551
Parts and supplies	15,894	15,265
Other current assets	7,689	8,699

	235,783	220,647
Property, plant and equipment	207,788	198,085
Goodwill	7,476	7,476
Intangible assets	12,014	12,568
Deferred tax assets	46,030	45,308
Other assets	3,332	3,178

Total assets	512,423	487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,857	82,226
Provisions	2,136	2,209
Installments on long-term debt	5,761	5,702

	83,754	90,137
Long-term debt	161,701	147,134
Pension and other post-retirement benefits	30,211	29,292
Other liabilities	2,973	1,029
Provisions	2,973	2,942

	281,612	270,534

SHAREHOLDERS’ EQUITY
Capital stock (Note 6)	347,194	347,325
Contributed surplus	27,312	23,298
Deficit	(126,084)	(133,216)
Accumulated other comprehensive loss	(17,611)	(20,679)

	230,811	216,728

Total liabilities and shareholders’ equity	512,423	487,262

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2016

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“Financial Statements”) present the Company’s consolidated balance sheets as of June 30, 2016 and December 31, 2015, as well as its consolidated earnings, comprehensive income, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2016 and 2015.

These Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These Financial Statements use the same accounting policies and methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.

These Financial Statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These Financial Statements were authorized for issuance by the Company’s Board of Directors on August 10, 2016.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 16 – Leases which will replace IAS 17 – Leases was issued in January 2016. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	39,655	36,725	79,147	71,888
Termination benefits	193	168	334	838
Stock-based compensation expense	2,342	1,578	3,825	1,526
Pensions and other post-retirement benefits – defined benefit plans	725	586	1,455	1,211
Pensions and other post-retirement benefits – defined contribution plans	1,093	950	2,378	1,975

	44,008	40,007	87,139	77,438

Finance costs (income)- interest
Interest on long-term debt	1,174	976	2,265	1,662
Amortization of debt issue costs on long-term debt	108	111	216	221
Interest capitalized to property, plant and equipment	(260)	(105)	(477)	(285)

	1,022	982	2,004	1,598

Finance costs (income)- other expense (income), net
Foreign exchange loss (gain)	167	181	(170)	(670)
Other costs, net	244	214	490	424

	411	395	320	(246)

Additional information
Depreciation of property, plant and equipment	7,086	6,684	14,017	13,292
Amortization of intangible assets	311	255	615	381
Impairment (reversal of impairment) of assets	792	(137)	1,348	(103)

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following tables describe the charges incurred by the Company which are included in the Company’s consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended June 30, 2016			Six months ended June 30, 2016
	South Carolina Flood	Other projects	Total	South Carolina Flood	Other projects	Total
	$	$	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	83	—	83	620	(130)	490
Equipment relocation	—	455	455	—	499	499
Revaluation and impairment of inventories	575	—	575	694	—	694
Termination benefits and other labor related expense (reversal)	(21)	182	161	49	386	435
Idle facility costs	865	33	898	1,511	142	1,653
Insurance proceeds	(483)	—	(483)	(483)	—	(483)
Professional fees	401	—	401	535	—	535

	1,420	670	2,090	2,926	897	3,823

	Three months ended June 30, 2015	Six months ended June 30, 2015
	Other Projects	Other Projects
	$	$
Reversal of impairment of property, plant and equipment	(101)	(137)
Reversal of impairment of parts and supplies	(20)	(41)
Equipment relocation	44	71
Revaluation and impairment (reversal of impairment) of inventories	(16)	78
Termination benefits and other labor related costs	87	681
Other costs	148	150

	142	802

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently.

The Company received a total of $5.0 million in insurance claim settlement proceeds in the second quarter of 2016 related to the South Carolina Flood of which $0.5 million was recorded in manufacturing facility closures, restructuring and other related charges and is presented in the table above under insurance proceeds and $4.5 million was recorded in cost of sales.

The incremental costs of relocating the Columbia, South Carolina manufacturing facility are included in the table above under Other Projects for 2016 and 2015. In 2015, the table above also includes costs related to the Richmond, Kentucky manufacturing facility closure, and consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah.

5 - INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Income tax expense	$5,605	$4,747	$8,621	$9,156
Earnings before income tax expense	$19,263	$16,495	$31,809	$32,682
Effective tax rate	29.1%	28.8%	27.1%	28.0%

6 - CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of June 30, 2016 and December 31, 2015 were 58,602,835 and 58,667,535, respectively.

Dividends

The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574

Share Repurchases

On July 10, 2015, the Company entered into a normal course issuer bid (“NCIB”) which entitled the Company to repurchase for cancellation up to 4,000,000 of the Company’s common shares issued and outstanding. As of June 30, 2016, 2,332,700 share remained available for repurchase. The NCIB which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016, and following the renewal, 4,000,000 shares are again available for repurchase. Refer to Note 9 for more information on the renewed NCIB.

The following table summarizes information related to share repurchases:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Common shares repurchased	—	347,100	147,200	967,088
Average price per common share including commissions	—	CDN$ 17.11	CDN$ 15.77	CDN$ 17.35
Total purchase price including commissions	—	$ 4,912	$ 1,697	$ 13,479
Carrying value of the common shares repurchased	—	$ 2,554	$ 862	$ 8,302
Share repurchase premium (1)	—	$ 2,358	$ 835	$ 5,177

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Earnings Per Share

The weighted average number of common shares outstanding is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Basic	58,657,691	59,727,825	58,656,679	60,091,438
Effect of stock options	845,296	1,329,461	799,511	1,335,544
Effect of performance share units	1,331,406	682,431	1,071,339	492,218

Diluted	60,834,393	61,739,717	60,527,529	61,919,200

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the three month and six months ended June 30, 2016 and 2015.

The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three and six months ended June 30,
	2016	2015

PSUs which met the performance criteria	887,604	516,100

Stock Options

The following tables summarize information related to stock options:

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
Stock options exercised		60,200		132,500		82,500		152,500
Weighted average exercise price	CDN$	7.80	CDN$	3.39	CDN$	7.54	CDN$	3.23
Cash proceeds		$363		$367		$478		$404
Stock options expired or forfeited		—		2,500		—		2,500

							June 30, 2016
Stock options outstanding								1,535,000
Weighted average exercise price per stock option outstanding							CDN$	8.84
Weighted average fair value at grant date per stock option outstanding								$2.69

Performance Share Unit Plan

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price (“VWAP”) of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the PSUs and as of June 30, 2016, no such discretion has been used. As a result, the Company has no present obligation to settle the PSUs in cash and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of June 30, 2016.

Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the three and six months ended June 30, 2016 and was included in earnings in selling, general and administrative expense.

The following tables summarize information related to PSUs:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
PSUs granted	—	126,460	392,572	363,600
Weighted average fair value per PSU granted	—	$15.15	$13.52	$13.64
PSUs cancelled	3,008	—	3,008	—

June 30, 2016
PSUs outstanding	887,604
Weighted average fair value per PSU outstanding	$13.22

The PSUs granted in 2016 and 2015 are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies. Based on the Company’s TSR ranking as of June 30, 2016, the number of shares earned if all of the outstanding awards were to be settled at June 30, 2016, would be equivalent to 150% of awards granted.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
Expected life		3 years		3 years		3 years		3 years
Expected volatility(1)		36%		35%		36%		35%
Risk-free interest rate		1.05%		1.07%		1.05%		1.07%
Expected dividends(2)		0.00%		0.00%		0.00%		0.00%
Performance period starting price(3)	CDN$	18.49	CDN$	17.86	CDN$	18.49	CDN$	17.86
Stock price at grant date	CDN$	18.44	CDN$	17.53	CDN$	18.44	CDN$	17.53

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant or, in the event of cash settlement, an amount equal to the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of June 30, 2016, the Company accrued $0.3 million ($0.1 million as of December 31, 2015) in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five-day VWAP for the common shares of the Company on the TSX on the grant date.

Deferred Share Unit Plan

The following tables summarize information related to deferred share units (“DSUs”):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
DSUs granted	—	27,023	11,714	36,797
Weighted average fair value per DSU granted	—	$16.04	$14.29	$16.02
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$57	$50	$117	$107

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
DSUs settled	—	16,460	—	16,460
Less: shares withheld for required minimum tax withholding	—	10,063	—	10,063

Shares issued upon DSU settlement	—	6,397	—	6,397

				June 30, 2016
DSUs outstanding				78,297
Weighted average fair value per DSU outstanding				$13.71

Stock Appreciation Rights

The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended June 30,				Six months ended June 30,
	2016		2015		2016		2015
Expense recorded in earnings in selling, general and administrative expenses		$910		$930		$1,446		$218
SARs exercised		6,250		32,500		147,727		32,500
Exercise price	CDN$	7.56	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments on exercise, including awards exercised but not yet paid		$66		$319		$1,264		$319

	June 30, 2016	December 31, 2015
Outstanding amounts vested recorded in the consolidated balance sheets in accounts payable and accrued liabilities	$4,291	$4,014
Aggregate intrinsic value of outstanding vested awards	2,171	2,857

7 - FINANCIAL INSTRUMENTS

The terms of the interest swap agreements designated as cash flow hedges are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The change in fair value of the derivatives used for calculating hedge effectiveness was $1.6 million and $0.3 million as of June 30, 2016 and 2015, respectively.

The carrying amount and fair value was a liability, included in other liabilities in the consolidated balance sheet, amounting to $2.1 million and $0.5 million as of June 30, 2016 and December 31, 2015, respectively.

The Company categorizes its interest rate swap as Level 2 within the fair value measurement hierarchy as the fair value is estimated using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

As at June 30, 2016 and December 31, 2015, the fair value of long-term debt, excluding finance lease liabilities, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing and approximates its carrying amount.

8 - COMMITMENTS

The following table summarizes information related to commitments to purchase machinery and equipment:

	June 30, 2016	December 31, 2015
Commitments to purchase machinery and equipment	$20,924	$20,877

Effective May 1, 2016, the Company entered into a five-year electricity service contract for one of its manufacturing facilities under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $13 million as of June 30, 2016, and would decline monthly based on actual service billings to date.

9 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Non-Adjusting Events

•	On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend from $0.52 to $0.56 per share. Accordingly, on August 10, 2016, the Company declared a quarterly cash dividend of $0.14 per common share payable on September 30, 2016 to shareholders of record at the close of business on September 15, 2016. The estimated amount of this dividend payment is $8.2 million based on 58,602,835 of the Company’s common shares issued and outstanding as of August 10, 2016.

•	The NCIB which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. Under the renewed NCIB, the Company may repurchase for cancellation up to 4,000,000 common shares. As of August 10, 2016, no shares have been repurchased under the renewed NCIB.

No other significant non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of August, 2016.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2016.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1	Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2016 and ended on June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 11th day of August, 2016.

By:	/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer